August 19, 2016
Via Edgar and e-mail (PanosN@sec.gov)
Mr. Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
 Washington, D.C. 20549
RE: HealthWarehouse.com, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 12, 2016 by Rx Investor Value Corporation, et al.
File No. 000-13117

Dear Mr. Panos:
We have received and reviewed your letter dated August 19, 2016 related to the above-referenced filings of RX Investor Value Corporation ("RIVC").  In accordance with your request, we have responded to each of the comments included in your letter.  Our below responses to each of the items noted in your letter are made on behalf of RIVC and are keyed to the numerical order of your comments.
Revised Preliminary Proxy Statement on Schedule 14A

General
1.
We note your response to prior comment 1. As noted in our letter dated August 16, 2016, the prior examples were exhaustive. Please provide us with the factual foundation for or delete the following statements in order to comply with Rule 14a-9:

•	"[t]he board has not held management accountable" pages 2 and 10;
•	"[t]he current senior lender is functioning as an insider to the company's financial detriment" page 9;
•	"[t]his type of subservient action by the board to the senior lender is not only highly unusual but unsettling to shareholders as the company's bank account is in perpetual jeopardy" page 10; and
•	"[t]his act is in total disconnect from the board maintaining its fiduciary duty," page 14.
Response: We have deleted all of these statements.
The board has not held management accountable, page 10
2.
Please revise the statement that the CEO's annual salary increased "from $100,000 to an initial base salary of $175,000." In this regard, we note the disclosure on page 16 of the company's definitive proxy statement filed on August 3, 2016 that "[e]ffective May 1, 2014, Mr. Dhadphale began to receive an annual salary of $150,000, which equated to $100,000 for the last eight months of 2015."

Response: We have revised this statement, as requested.
Form of Proxy Card
3.
Advise us whether or not the class of securities titled "Series B" has been registered under Section 12 of the Securities Exchange Act of 1934. To the extent such class is not so registered as the registrant's Form 10-K suggests, advise why information has been included in the proxy statement in a manner that implies the solicitation of such class is regulated under Section 14(a) and corresponding Regulation 14A. For example, please explain why the second proxy card includes a proposal for the Series B director nominee. Please also reconcile the apparent solicitation for a vote of the Series B nominee on the second proxy card with the proxy statement disclosures that "[you] do not expect to solicit proxies in connection with the election of the company's Series B director."

Response:	The Series B does not appear to be registered under Section 12 of the Securities Exchange Act of 1934. We have deleted the Series B proxy card and the statement regarding the expectation of soliciting proxies in connection with the company's Series B director. We note that the company has included a Series B proxy card in its definitive materials.
4.
Refer to the statement that "RIVC recommends a vote against proposals 2 and 3." Please revise to ensure consistency with the disclosure on pages 5 and 15 that RIVC makes no recommendation on how to vote on the company's auditor ratification proposal.

Response: We have revised the statements, as requested.
* * * * * * * * * * * *

We trust that the foregoing sufficiently addresses your comments.  We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (513) 579-6469.
Sincerely,
KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

F. Mark Reuter

FMR:ebb

cc:   Mr. Jeffrey T. Holtmeier (via e-mail)